SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: October 12, 2020

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from September 1, 2020 to September 30, 2020, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on October 12, 2020

[This is a translation of the Share Buyback Report for the period from September 1, 2020 to September 30, 2020, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on October 12, 2020]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of September 30, 2020)
	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on August 4, 2020 (Period of Repurchase: August 5, 2020 to March 31, 2021）	20,000,000 (Maximum)	100,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) ―	―
Total	― ―	―
Total number of shares repurchased as of the end of the reporting month	―	―
Progress of the repurchase (%)	―	―
Note 1:
The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:
It was resolved at the meeting of the Board of Directors held on August 4, 2020 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of September 30, 2020)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))
(Date of disposition)

September 1
September 2
September 3
September 4
September 7
September 9
September 10
September 11
September 14
September 15
September 16
September 17
September 18
September 23
September 24
September 25
		190,666 5,207 3,408 420,911 20,370 201,702 7,900 369,597 1,000 2,558,650 649,447 406,518 1,487,094 462,091 180,732 1,503

1,084,052,516
29,604,971
19,376,559
2,393,135,791
115,815,876
1,146,798,908
44,916,319
2,101,384,399
5,685,610
14,547,486,027
3,692,502,358
2,311,302,806
8,455,036,517
2,627,269,211
1,027,571,667
8,545,471

Total	―	6,966,796	39,610,485,006
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) September 2	26	147,826
Total	―	26	147,826
Total amount	6,966,822		39,610,632,832

3.	Status of Shares Held in Treasury
(as of September 30, 2020)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,058,781
Number of treasury stock	27,501,719

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- EOF -